June 28, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jay Ingram, Legal Branch Chief, Office of Manufacturing and Construction

Re:	Century Communities, Inc.

Registration Statement on Form S-4

File No. 333-217750

Dear Mr. Ingram:

Century Communities, Inc., a Delaware corporation (“Century Communities”), is filing today via EDGAR Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement on Form S-4 (File No. 333-217750) (the “Registration Statement”).

On behalf of Century Communities and UCP, Inc., a Delaware corporation (“UCP”), this letter responds to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) concerning Amendment No. 2 to the Registration Statement, as set forth in your letter, dated June 28, 2017 (the “Comment Letter”), addressed to Mr. Dale Francescon of Century Communities. For your convenience, we have included the text of the applicable comment of the Comment Letter, and provided the response of Century Communities and UCP in bold.

Exhibit 8.1

1.	We note in the second sentence of the first paragraph on page 3 the limitation that the opinion may not be relied upon for any purpose by any party other than the Company. Language limiting reliance upon the opinion exclusively to the Company is not appropriate in a legality opinion. Please have counsel revise to remove such limitation. See Section III.D.1 of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to UCP, has revised its tax opinion to remove such limitation, and such tax opinion has been re-filed as Exhibit 8.2 to Amendment No. 3.

We hope that the foregoing, and the revisions to the Registration Statement set forth in Amendment No. 3, have been responsive to the Staff’s comment in the Comment Letter. We thank the Staff for its courtesies. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (310) 568-3856 or Clifford E. Neimeth at (212) 801-9383.

U.S. Securities and Exchange Commission

June 28, 2017

Sincerely,

/s/ Mark J. Kelson

Mark J. Kelson

cc:	Chris Ronne, Staff Attorney

(U.S. Securities and Exchange Commission)

Dale Francescon

Robert J. Francescon

David L. Messenger

(Century Communities, Inc.)

Dustin L. Bogue

W. Allen Bennett

(UCP, Inc.)

Ross A. Fieldston

Jeffrey D. Marell

(Paul, Weiss, Rifkind, Wharton & Garrison LLP)

Clifford E. Neimeth

(Greenberg Traurig, LLP)